Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated November 12, 2009 relating to the
Preliminary Prospectus Supplement dated November 12, 2009
to Prospectus dated September 22, 2009
Registration Statement No. 333-162059
Final Pricing Term Sheet
6.125% Senior Notes due 2039

Issuer:	Waste Management, Inc.

Guarantor:	Waste Management Holdings, Inc.

Size:	$600,000,000

Maturity:	November 30, 2039

Coupon:	6.125%

Price to Public:	99.466% of face amount

Underwriting discount:	0.875%

Yield to maturity:	6.164%

Spread to Benchmark Treasury:	1.750%

Benchmark Treasury:	4.250% due 05/15/2039

Benchmark Treasury Price and Yield:	97 - 10 + 4.414%

Interest Payment Dates:	Semi-annually on November 30 and May 30, commencing May 30, 2010.

Redemption Provisions:
Optional Redemption:	At any time for an amount equal to the greater of (1) 100% of the principal amount of the notes redeemed and repaid, or (2) the sum of the present values of the remaining scheduled payments of principal and interest on such notes discounted to the redemption date at the applicable Treasury Yield plus 30 basis points.

Change of Control Put:	A put right upon the occurrence of a change of control triggering event as described in the Preliminary Prospectus Supplement dated November 12, 2009.

Settlement:	T+3; November 17, 2009

CUSIP:	94106LAV1

Joint Book-Running and	BNP Paribas Securities Corp.
Joint Lead Managers	J.P. Morgan Securities Inc.
Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC

Co-Managers	Calyon Securities (USA) Inc.
Citigroup Global Markets Inc.
Comerica Securities, Inc.
Daiwa Securities America Inc.
Goldman, Sachs & Co.
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
Morgan Keegan & Company, Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.

Anticipated Ratings:	Moody’s: Baa3 (Stable)
S&P: BBB (Stable)
Fitch: BBB (Stable)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533; Wells Fargo Securities, LLC toll-free at 1-800-326-5897; BNP Paribas Securities Corp. toll-free at 1-800-854-5674; or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.
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